Exhibit 99.1

[Richards, Layton, & Finger P.A. letterhead]

February 24, 2009

Mr. Robert Kaiser
Chief Executive Officer
CLST Holdings, Inc.
17304 Preston Road, Suite 420
Dallas, Texas 75252

Re:                             Manoj Rajegowda

Dear Mr. Kaiser:

We have been retained to represent the interests of Mr. Manoj Rajegowda and his firm, MC Investment Partners.  On Friday, February 18, 2009, CLST Holdings (the “Company”) issued disclosure on Form 8-K disclosing what my clients believe was a material, related party transaction approved by some group other than the full Board of Directors on or about February 13, 2009.  My client was not informed of this transaction and most strenuously objects to it.  In particular, to the extent that this transaction was approved by the Executive Committee of the Board without full Board approval or consultation (if it was approved by anyone at the Board level), my client believes that the Committee was not disinterested in the transaction and that any approval by the Committee was not sufficient to render the transaction less than an “interested” one.

My client continues to object to the failure of the Company to provide him with minutes of Board or Committee meetings, and notes that, during his tenure as a director, the Company has not followed the ordinary practice of presenting minutes to directors for comment and submitting them to a vote.

In addition, given the broad shareholder support for a prompt liquidation of the Company, my client believes that the Board’s attempts to continue the business of the Company in the face of the shareholders’ vote in favor of a prompt liquidation puts the interests of the Board ahead of the interests of the shareholders.

In light of the fact that my client has been isolated from any meaningful decision making role as a director, and in light of the fact that the Company has determined to proceed in a manner which he considers antithetical to the expressed wishes of the majority of stockholders, he cannot, in good conscience, continue to serve as a director, and has authorized us to advise you in writing that he hereby tenders his resignation as a director, effective immediately.  Mr. Rajegowda also wishes to relinquish all option issuances provided to him during the course of his Board membership.  Please cancel those options.  He also requests that the Company cancel any unpaid compensation due to him for his service as a director for the first quarter of this year.

Mr. Rajegowda and MC Investment Partners reserve all of their rights in connection with the recently announced transaction, as well as what they consider to be an inappropriate course of dealing by the Board.

Very truly yours,

/s/ Gregory V. Varallo
Gregory V. Varallo

cc:           Jeffrey M. Sone, Esquire